UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 6)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Onyx Pharmaceuticals, Inc.

(Name of Subject Company)

Onyx Pharmaceuticals, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

683399109

(CUSIP Number of Class of Securities)

N. Anthony Coles, M.D.

President and Chief Executive Officer

Onyx Pharmaceuticals, Inc.

249 East Grand Avenue

South San Francisco, California 94080

(650) 266-0000

With copies to:

Stuart M. Cable

James A. Matarese

Goodwin Procter LLP

Exchange Place

Boston, MA 02109

(617) 570-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 to Schedule 14D-9 (this “Amendment”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on September 3, 2013 (as amended or supplemented from time to time, the “Schedule 14D-9”), by Onyx Pharmaceuticals, Inc., a Delaware corporation (“Onyx”). The Schedule 14D-9 relates to the tender offer by Arena Acquisition Company, a Delaware corporation (“Purchaser”), and a wholly-owned subsidiary of Amgen Inc., a Delaware corporation (“Parent” and together with Purchaser, the “Offerors”), to purchase all of the issued and outstanding shares of Onyx common stock, par value $0.001 per share (the “Shares”) at a purchase price of $125.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 3, 2013 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” and, together with the Offer to Purchase, the “Offer”). The Shares will be purchased by Purchaser. The Offer is described in a Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by the Offerors with the SEC on September 3, 2013. The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 9. EXHIBITS.

Item 9 (“Exhibits”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit:

Incorporated by Reference
Exhibit No.	Exhibit	Form	File Date	Exhibit or File No.	Filed Herewith

(a)(11)	Questions and Answers for Employees.				X

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

ONYX PHARMACEUTICALS, INC.

Dated: September 20, 2013	By:	/s/ N. Anthony Coles, M.D.
	Name:	N. Anthony Coles, M.D.
	Title:	Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Exhibit

(a)(11)	Questions and Answers for Employees.

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